                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                BROADVISION, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)
                                (Amendment No. 5)
                                   111412-10-2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Copies to:
           SCOTT C. NEELY, ESQ.                  KENNETH L. GUERNSEY, ESQ.
              VICE PRESIDENT                        JAMIE E. CHUNG, ESQ.
              GENERAL COUNSEL                    VIRGINIA C. EDWARDS, ESQ.
             BROADVISION, INC.                       COOLEY GODWARD LLP
               585 BROADWAY                    ONE MARITIME PLAZA, 20TH FLOOR
          REDWOOD CITY, CA 94063                  SAN FRANCISCO, CA 94111
             (650) 261-5100                           (415) 693-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                            CALCULATION OF FILING FEE

------------------------------------- -----------------------------------------
        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
             $146,809,682                            $29,362
------------------------------------- -----------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 33,427,849 shares of common stock of BroadVision, Inc. having an aggregate value of $146,809,682 as of April 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that have an exchange price above the closing price of our common stock on April 23, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $29,362             Filing party: BroadVision, Inc.
  Form or Registration No.: Schedule TO       Date filed: April 25, 2001

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       | |    third party tender offer subject to Rule 14d-1.
       |X|    issuer tender offer subject to Rule 13e-4.
       | |    going-private transaction subject to Rule 13e-3.
       | |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. | |

                             INTRODUCTORY STATEMENT

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 25, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.0001 per share upon the terms and subject to the conditions described in the Offer to Exchange dated April 25, 2001 as amended by the Offer to Exchange dated May 11, 2001.

     The biography of Koh Boon Hwee in Schedule A of Exhibit (a)(1) is hereby amended and restated as follows:

     "Koh Boon Hwee has served as a director of the Company since February 1996. Mr Koh is currently Chairman of the Internet Technology Group, a company that builds web based solutions for other companies. Since 1992, he has also served as Chairman of the Board of Singapore Telecommunications Ltd and, since 1996, Chairman of Omni Industries Ltd. He also serves as Chairman of Singapore Post and the Council of the Nanyang Technological University. Mr Koh is currently on the Board of Directors of Ezyhealth Asia Pacific Ltd, MediaRing.com Ltd, Singapore Airlines Ltd, SPH AsiaOne Ltd, Hongkong.com Ltd and QAD Inc. Mr Koh holds a B Sc in Mechanical Engineering from the University of London and an MBA from Harvard University."

ITEM 12     EXHIBITS.

         (a)      (1)+     Offer to Exchange, dated May 11, 2001.

                  (2)*     Form of Election Form.

                  (3)****  Form of Election Confirmation.

                  (4)****  Form of Election Confirmation.

                  (5)*     Election Form Login Page.

                  (6)*     Website Summary Section.

                  (7)+     Website Question & Answer Section.

                  (8)*     Website Glossary of Terms Section.

                  (9)* E-mail Communication to BroadVision, Inc. Employees, dated April 25, 2001.

                  (10)* Script for Webcast Presentation to BroadVision, Inc. Employees on April 25, 2001.

                  (11)* Materials used in Webcast Presentation to BroadVision, Inc. Employees on April 25, 2001.

                  (12)* BroadVision, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

                  (13)** E-mail Communication to BroadVision, Inc. Employees, dated May 2, 2001.

                  (14)*** E-mail Communication to BroadVision, Inc. Employees, dated May 4, 2001.

                  (15)+ E-mail Communication to BroadVision, Inc. Employees, dated May 11, 2001.

                  (16)+    Webcast Home Page

                  (17) E-mail Communication to BroadVision, Inc. Employees, dated May 15, 2001.

                  (18) Form of E-mail Communication to BroadVision, Inc. Employees, to be dated and sent on May 21, 22, 23 and 24, 2001.

                  (19) E-mail Communication to BroadVision, Inc. Employees, to be dated and sent on May 25, 2001.

         (b)      Not applicable.

         (d)      (1)      BroadVision, Inc. Equity Incentive Plan. Exhibit A to
                  BroadVision, Inc.'s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 25, 2000 and incorporated herein by reference.

                  (2) BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan. Exhibit 99.4 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

                  (3) 1993 Interleaf Stock Option Plan. Exhibit 99.5 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

                  (4)      1994 Interleaf Employee Stock Option Plan.
                  Exhibit 99.7 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

                  (5) Form of Incentive Stock Option Agreement pursuant to the BroadVision, Inc. Equity Incentive Plan. Exhibit 10.3 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.

                  (6) Form of Nonstatutory Stock Option Agreement pursuant to the BroadVision, Inc. Equity Incentive Plan. Exhibit 10.4 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.

                  (7)* Form of Nonstatutory Stock Option Agreement pursuant to the BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.

         (g)      Not applicable.

         (h)      Not applicable.

* previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 25, 2001.

**   previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 2, 2001.

*** previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 7, 2001.

**** previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2001.

+    previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 11, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             BROADVISION, INC.

                                                 /s/ Randall Bolten
                                             ------------------------------
                                             Randall Bolten
                                             Chief Financial Officer

Date:  May 15, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
(a)(1)+           Offer to Exchange, dated May 11, 2001.

(a)(2)*           Form of Election Form.

(a)(3)****        Form of Election Confirmation.

(a)(4)****        Form of Election Confirmation.

(a)(5)*           Election Form Login Page.

(a)(6)*           Website Summary Section.

(a)(7)+           Website Question & Answer Section.

(a)(8)*           Website Glossary of Terms Section.

(a)(9)*           E-mail Communication to BroadVision, Inc. Employees, dated
                  April 25, 2001.

(a)(10)* Script for Webcast Presentation to BroadVision, Inc. Employees on April 25, 2001.

(a)(11)*          Materials used in Webcast Presentation to BroadVision, Inc.
                  Employees on April 25, 2001.

(a)(12)* BroadVision, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(13)**         E-mail Communication to BroadVision, Inc. Employees, dated May
                  2, 2001.

(a)(14)***        E-mail Communication to BroadVision, Inc. Employees, dated May
                  4, 2001.

(a)(15)+          E-mail Communication to BroadVision, Inc. Employees, dated May
                  11, 2001.

(a)(16)+          Webcast Home Page.

(a)(17)           E-mail Communication to BroadVision, Inc. Employees, dated May
                  15, 2001.

(a)(18) Form of E-mail Communication to BroadVision, Inc. Employees, to be dated and sent on May 21, 22, 23 and 24, 2001.

(a)(19) E-mail Communication to BroadVision, Inc. Employees, to be dated and sent on May 25, 2001.

(b)               Not applicable.

(d)(1)            BroadVision, Inc. Equity Incentive Plan. Exhibit A to
                  BroadVision, Inc.'s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 25, 2000 and incorporated herein by reference.

(d)(2)            BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.
                  Exhibit 99.4 to BroadVision, Inc.'s Registration Statement on
                  Form S-8 (file No. 333-35114), filed with the Securities and
                  Exchange Commission on April 19, 2000 and incorporated herein by reference.


(d)(3)            1993 Interleaf Stock Option Plan. Exhibit 99.5 to BroadVision,
                  Inc.'s Registration Statement on Form S-8 (file No.
                  333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

(d)(4)            1994 Interleaf Employee Stock Option Plan. Exhibit 99.7 to
                  BroadVision, Inc.'s Registration Statement on Form S-8 (file
                  No. 333-35114), filed with the Securities and Exchange
                  Commission on April 19, 2000 and incorporated herein by reference.

(d)(5)            Form of Incentive Stock Option Agreement pursuant to the
                  BroadVision, Inc. Equity Incentive Plan. Exhibit 10.3 to
                  BroadVision, Inc.'s Registration Statement on Form S-3 (file
                  No. 333-3844), filed with the Securities and Exchange
                  Commission on April 19, 1996.

(d)(6)            Form of Nonstatutory Stock Option Agreement pursuant to the
                  BroadVision, Inc. Equity Incentive Plan. Exhibit 10.4 to
                  BroadVision, Inc.'s Registration Statement on Form S-3 (file
                  No. 333-3844), filed with the Securities and Exchange
                  Commission on April 19, 1996.

(d)(7)*           Form of Nonstatutory Stock Option Agreement pursuant to the
                  BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.

(g)               Not applicable.

(h)               Not applicable.

* previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 25, 2001.

**   previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 2, 2001.

*** previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 7, 2001.

**** previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2001.

+    previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 11, 2001.